Exhibit 99.1

(CNPJ n° 42.157.511/0001-61)

Relevant Fact

In compliance with the terms of paragraph 4, article 157 of Law no 6,404/76 and CVM Resolution n° 358/2002, ARACRUZ CELULOSE S.A. ("ARACRUZ") announces that preliminary studies have been completed regarding the feasibility of the future expansion of the company’s production capacity at its Guaíba Unit (RS) by up to 1.3 million tons/year, which would raise the mill’s total capacity to approximately 1.7 million tons/year some time between 2010 and 2015.

In view of the results of these studies, covering the economic, social and environmental aspects of the project, ARACRUZ is taking steps to expand its forest base in the region and obtain the appropriate environmental licenses. Nevertheless, the effective implementation of the expansion project and the corresponding investments will depend on the future deliberations of the company’s Board of Directors, which will announce its decision at the opportune moment, taking into consideration, among other things, the prevailing economic situation and market, infrastructure and licensing conditions at the time.

Aracruz, June 29, 2006.

Isac Roffé Zagury

Director of Investor Relations